EXHIBIT 21



                         LIST OF SUBSIDIARIES



     The Partnership is a 20% shareholder in Carlyle Managers, Inc. and 20% shareholder in Carlyle Investors, Inc. Reference is made to the Notes for a description of the terms of such joint venture partnerships. The Partnership's interest in the joint ventures and the results of its operations are included in the Consolidated Financial Statements of the Partnership filed with this annual report.